UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Aeon Global Health Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00774U 107

(CUSIP Number)

Shawn Desai 2225 Centennial Drive Gainesville, GA 30504
(888) 661-0225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSON: Shawn Desai I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 501,778
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 501,778
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 501,778
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

* Percentage ownership set forth above is based on 9,915,064 shares of Common Stock of Aeon Global Health Corp.

CUSIP No. 00774U 107	SCHEDULE 13D	Page 3 of 6

Item 1. Security and Issuer.

This Statement relates to the Common Stock, par value $.001 per share (the “Common Stock”), of Aeon Global Health Corp., a corporation organized and existing under the laws of the State of Delaware (the “Issuer” or the “Company”). The address of the principal executive office of the Company is 2225 Centennial Drive, Gainesville, Georgia 30504.

Item 2. Identity and Background.

(a, b, c and f) This Statement is being filed by Shawn Desai (“Desai” or the “Reporting Person”), a U.S. citizen. Mr. Desai is presently a non-executive employee of the Company. The business address of the Reporting Person is as stated in response to Item 1, above.

(d and e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As previously disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2015 and other reports subsequently filed with the SEC, on November 18, 2015, the Issuer entered into an Agreement and Plan of Merger (“Original Merger Agreement”) with Peachstate Health Management LLC, d/b/a AEON Clinical Laboratories (“Peachstate”) and a newly formed acquisition subsidiary of the Issuer whereby Peachstate became a wholly-owned subsidiary of the Issuer through the merger (the “Merger”) of the newly formed acquisition subsidiary of the Issuer into Peachstate. In accordance with the Original Merger Agreement, as amended and restated on January 26, 2016 (the “Amended Merger Agreement”, as together with the Original Merger Agreement, the “Merger Agreement”), the members of Peachstate prior to the effective time of the Merger became the holders of shares of Common Stock of the Issuer, issuable in tranches pursuant to the Merger Agreement. The closing of the Merger occurred on January 27, 2016 and the Issuer filed a Current Report on Form 8-K on February 1, 2016 regarding the Merger.

The Reporting Person received shares of Common Stock of the Issuer in connection with the closing of the Merger and the consideration for such securities paid by the Reporting Person was the membership interests in Peachstate beneficially owned by such Reporting Person and tendered in the Merger. Prior to the Merger, the Reporting Person beneficially owned approximately 10.0% of the membership interests in Peachstate. Upon consummation of the Merger, the Reporting Person was issued 95,803 shares of the Issuer at the closing and was granted the right to receive his proportional interest in the additional shares of Issuer’s Common Stock to be subsequently issued pursuant to the Merger Agreement. The Reporting Person has been issued an aggregate of 241,279 shares of the Common Stock of the Issuer pursuant to the Merger Agreement.

Subsequently, and as previously reported by the Issuer in its Current Report on Form 8-K filed on July 24, 2018, on July 19, 2018, the Issuer entered into a Settlement and Restructuring Agreement (the “Agreement”) with Peachstate and the former members of Peachstate party to such Agreement (the “Former Members”), including the Reporting Person. Pursuant to the Agreement, the parties agreed to, among other things, resolve certain disagreements relating to the interpretation of certain provisions of the Merger Agreement, including those provisions pertaining to the earnout consideration contemplated by the Merger Agreement.

Under the Agreement, the Issuer agreed that in consideration of the agreements by the Former Members set forth therein, including the restructuring of the consideration due to them under the Merger Agreement, it shall issue an aggregate of 2,500,000 shares of its Common Stock to the Former Members, pro rata based on their respective percentage ownership of Peachstate prior to the Merger. Under the Agreement, such additional shares shall be deemed earned and issued on February 28, 2019. On February 28, 2019, the Company issued the Former Members the additional shares of Common Stock contemplated by the Agreement, including 260,499 shares of Common Stock issued to the Reporting Person.

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The information set forth in this Item 3 is qualified in its entirety by the provisions of (i) the Merger Agreement which is filed as Exhibit 1 hereto and incorporated by reference herein, (ii) Amendment No. 1 to the Merger Agreement, dated May 31, 2016, which is filed as Exhibit 2 hereto and incorporated by reference herein, (iii) Amendment No. 2 to the Merger Agreement, dated as of December 14, 2016, which is filed as Exhibit 3 hereto and incorporated by reference herein, and (iv) the Settlement and Restructuring Agreement, filed as Exhibit 4 hereto and incorporated herein by reference.

Item 4. Purpose of Transaction.

The Reporting Person currently intends to hold the shares of Common Stock of the Company for investment purposes. The Reporting Person does not have any current intention to purchase additional shares of Common Stock. The Reporting Person may, from time to time, acquire additional shares of Common Stock in open market or negotiated block transactions, consistent with his investment purposes or may acquire additional securities of the Issuer through private transactions, which securities may be convertible into additional shares of Common Stock. Additionally, the Reporting Person may from time to time sell shares of Common Stock in open market transactions or in negotiated block sales to one or more purchasers, consistent with his investment purpose. Except as described herein, the Reporting Person does not currently have plans or proposals which relate to, or would result in:

(i) the acquisition of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change his intention with respect to any or all of such matters. Further, the Reporting Person is a non-executive employee of the Issuer and may be issued additional equity securities of the Issuer from time to time in connection with compensation arrangements that he may enter into with the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)              As of the date of this Schedule 13D, the Reporting Person may be deemed to be the beneficial owner of 501,778 shares of the Issuer’s Common Stock, representing approximately 5.0% of the outstanding shares of the Issuer’s Common Stock. Such shares exclude any and all shares which may be issued to the Reporting Person as additional consideration pursuant to the terms and conditions of the Merger Agreement. The foregoing excludes 51,429 unvested restricted stock units which will not vest until June 2, 2019. The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by the Reporting Person was calculated based on 9,915,429 shares of the Issuer’s Common Stock.

(b) (i)-(iv)  The Reporting Person may be deemed to have sole voting and dispositive power over all of the shares of Common Stock beneficially owned by him, as described above.

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(c)       No transactions in securities of the Issuer were effected by the Reporting Person in the last 60 days.

(d)      No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

None except for the transactions described in Item 3.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

1.

Amended and Restated Agreement and Plan of Merger dated as of January 26, 2016, by and among, Authentidate Holding Corp., RMS Merger Sub, LLC, and Peachstate Health Management LLC, d/b/a AEON Clinical Laboratories (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed February 1, 2016 and incorporated by reference herein.)

2.

Amendment No. 1 dated as of May 31, 2016 to Amended and Restated Merger Agreement, dated as of January 26, 2016 (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed June 6, 2016 and incorporated by reference herein.)

3.

Amendment No. 2 dated as of December 14, 2016 to Amended and Restated Merger Agreement, dated as of January 26, 2016 (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed December 21, 2016 and incorporated by reference herein.)

4.	Form of Settlement and Restructuring Agreement (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed July 24, 2018 and incorporated by reference herein.)

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Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: March 8, 2019	By:	/s/ Shawn Desai
		Name:	Shawn Desai